EXHIBIT 11.1 - STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS
              (Dollars in millions of Canadian dollars)
                        (shares in millions)

                                              Year ended December 31,
                                              1998     1997     1996
BASIC
 Weighted Average shares outstanding         742.7    381.2    123.4

 Earnings (loss) from continuing operations
   attributable to common shareholders       (68.4)  (137.3)   (93.8)
 Net income (loss)                           (51.4)   (63.5)  (492.0)
 Basic earnings (loss) from
   continuing operations per share            (0.09)   (0.36)   (0.76)
 Basic earnings (loss) per share              (0.07)   (0.17)   (3.99)

FULLY DILUTED
 Weighted Average shares outstanding          742.7    381.2    123.4
 Net effect of dilutive stock options (1)       0.0      0.0      0.0
 Assumed conversion of convertible
   debentures (1)                               0.0      0.0      0.0
                                              742.7    381.2    123.4

 Earnings (loss) from continuing operations
   attributable to common shareholders        (68.4)  (137.3)   (93.8)
 Net income (loss)                            (51.4)   (63.5)  (492.0)
 Add interest on convertible debentures (1)     0.0      0.0      0.0
 Add other interest income (1)                  0.0      0.0      0.0

 Earnings (loss) from continuing operations   (68.4)  (137.3)   (93.8)

 Net income (loss)                            (51.4)   (63.5)  (492.0)

 Fully diluted earnings (loss) from
   continuing operations per share             (0.09)   (0.36)   (0.76)
 Fully diluted earnings (loss) per share       (0.07)   (0.17)   (3.99)

(1) Conversion of options and the convertible debentures is not assumed in 1998, 1997 and 1996 in the computation of fully diluted earnings per share because its effects are antidilutive.